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                              February 11, 2021

       Mark Breen
       Chief Financial Officer
       Leafbuyer Technologies, Inc.
       6888 S. Clinton Street, Suite 300
       Greenwood Village, Colorado 80112

                                                        Re: Leafbuyer
Technologies, Inc.
                                                            Form 10-K for the
Fiscal Year ended June 30, 2020
                                                            Filed September 25,
2020
                                                            File No. 000-55855

       Dear Mr. Breen :

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year ended June 30, 2020

       Part IV
       Exhibit and Financial Statement Schedules, page 27

   1. Please refer to the Exhibit Table in Item 601(b) of Regulation S-K for an indication of all exhibits required in
Form 10-K and amend your filing to include all of the information specified in Item 15 of
Form 10-K including the required exhibits.
       Financial Statements
       Note 4 - Capital Stock and Equity Transactions, page 41

   2. We note your disclosure stating that your 3,000,000 Series A convertible preferred shares may be converted into
"a number of shares of Common Stock so that the Series A holders would hold 55% of the
number of outstanding shares of Common Stock." Please expand your disclosure to
specify the conversion price and the number of common shares issuable pursuant to this
provision at each balance sheet date, and provide a description of events
 Mark Breen
FirstName LastNameMark    Breen
Leafbuyer Technologies, Inc.
Comapany11,
February  NameLeafbuyer
            2021           Technologies, Inc.
February
Page 2 11, 2021 Page 2
FirstName LastName
         that could further change the conversion price and number of issuable shares to comply with FASB ASC 505-10-50-3 and 50-6.
3. Tell us how you have considered FASB ASC 470-20-35-1 in determining that you would not recognize beneficial conversion features associated with issuances of equity instruments that have changed the Series A preferred share conversion price.
4.       We note that the Certificate of Designation that appears as Exhibit
4.2 to the Form 8-K
         that you filed on March 29, 2017 includes a description of the initial conversion price that implies holders of the Series A preferred shares owned 21,750,000 common shares or common share equivalents that would be considered in determining the number of shares issuable in exchange for the Series A preferred shares.

         Please expand your disclosure to include a description of the formula to be utilized in determining the number of shares issuable upon conversion and to specify the number of any instruments held by the counterparties that are considered in the computation.

         If such shares are relevant, disclose how any subsequent change in the common share and common share equivalents of the Series A preferred stock investors, or possible transfers of the Series A preferred shares by such investors to new investors, would be considered in determining the number of issuable common shares.

         Also disclose how any partial conversions of Series A preferred shares would affect the determination of the number of common shares issuable in any future conversion of the remaining Series A preferred shares.
5. Given the number of outstanding common shares and common shares issuable for conversion or exercise of the Series B preferred shares, outstanding warrants, stock options, and convertible debt, it appears that the number of shares issuable to convert the
         Series A preferred shares would exceed the number of your authorized and unissued common shares. Tell us how you would respond to a conversion request under these circumstances.
6. Please address the following observations regarding your accounting for and disclosures about your Series A and Series B convertible preferred stock. Tell us the reasons for the inconsistencies, clarify the extent to which changes represent error corrections, describe any underlying corporate actions including the dates, and explain how you propose to clarify these matters in your periodic reports.

                In your June 30, 2018 Form 10-K you reported a conversion of 180,000 Series B preferred shares into 2,880,000 common shares, based on the 1:16 conversion rate specified in the Certificate of Designation, and 70,000 Series B preferred shares outstanding at the end of the period.

                In your June 30, 2019 Form 10-K the corresponding activity appears to have been restated, with changes to the number of shares converted from 180,000 to 2,880,000,
 Mark Breen
Leafbuyer Technologies, Inc.
February 11, 2021
Page 3
              and having 1,120,000 Series B preferred shares outstanding as of June 30, 2018, yet there does not appear to be any labeling or disclosure about the restatement or any stock split.

                In conjunction with the apparent restatement described in the preceding point, we note that the combined number of Series A and Series B preferred shares as of June
              30, 2017 did not change from the originally reported 7,000,000 shares, but was nevertheless reduced by the restated number of Series B preferred shares converted to yield 4,120,000 preferred shares outstanding as of June 30, 2018, rather than the
              6,820,000 outstanding shares that had originally been reported as of this date.

                We understand that the 6,820,000 outstanding preferred shares initially reported as of
              June 30, 2018 reflected the 3,000,000 Series A preferred shares that were issued in your 2017 recapitalization/reverse merger, 3,750,000 additional Series A preferred shares that you reported as being subscribed in the transition period ended June 30,
              2017, and 70,000 Series B preferred shares, reflecting an original 250,000 shares net of the 180,000 shares that were converted during your 2018 fiscal year.

                Given the composition described in the preceding point, and your disclosure indicating the restated combined number of Series A and Series B preferred shares of
              4,120,000 reflects 3,000,000 Series A preferred shares and 1,200,000 Series B preferred shares, it is unclear what became of the 3,750,000 Series A preferred shares that were included in the 7,000,000 outstanding shares.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Lily Dang at 202-551-3867 or Karl Hiller - Branch Chief at 202-551-
3686 with any questions.



FirstName LastNameMark Breen                                   Sincerely,
Comapany NameLeafbuyer Technologies, Inc.
                                                               Division of
Corporation Finance
February 11, 2021 Page 3                                       Office of Energy
& Transportation
FirstName LastName